To Our Shareholders:

  The comparative results of operations of Chicago Rivet & Machine Co. for the third quarter and first nine months of 1999 and 1998 are summarized below.

  Sales and lease revenues during the third quarter of 1999 totaled $11,721,458, which represents an increase of approximately 13.5% compared with the third quarter of 1998. On a year to date basis, sales and lease revenues for the first nine months of 1999 total $37,172,628 which is an increase of approximately 13.2% over the first nine months of 1998. During 1999, revenues from the sale of fasteners have increased approximately 16% when compared with both the third quarter and the first nine months of 1998. Revenues within the assembly equipment segment have also increased when compared to both the third quarter and the first nine months of 1998, although the increase has been more modest, averaging approximately 4%.

  Net income improved to $816,774, or $.71 per share on 1,152,139 average shares outstanding during the third quarter of 1999, compared with $718,506, or $.62 per share on 1,155,535 average shares outstanding during the third quarter of 1998. The increase in net income, compared with the third quarter of 1998, is primarily attributable to increased sales volumes, offset, in part, by increases in depreciation and certain administrative costs, including higher consulting costs associated with implementation of new data processing systems. Year to date earnings for 1999 total $2,450,346, or $2.13 per share on 1,152,792 average shares outstanding. Year to date earnings reflect a second quarter after tax charge, related to a product recall, of $623,000, or $.54 per share as well as increases in administrative expenses related to data processing and increases in depreciation expense resulting from the relatively high level of investments in data processing equipment and software, as well as new manufacturing equipment.

  As previously reported, the Company is in the process of installing new data processing systems that are Y2K compliant. This project is ongoing and as of this date, one facility has successfully upgraded and the new software is fully operational. At our other facilities, new software has been installed, and we are currently processing data on both our new software and our older software, in order to be certain that the new software is functioning properly. This testing has been successfully underway for some time, and we expect a change-over to the new software at the beginning of November. The completion of this phase of our new management information system initiative will eliminate all critical Y2K deficiencies in our current information systems. The second phase of this project, which relates to manufacturing, is planned to be fully implemented after the year-end. While this second phase is expected to yield improvements over the manufacturing systems currently in place, it should be recognized that these current systems are not expected to be significantly affected by any Y2K issues. Further, our customers and suppliers report that they are, or will be, positioned to minimize any disruptions related to the change of the century.

  Overall, the first nine months of 1999 have been successful for the Company. Revenues have increased substantially. Earnings have improved measurably despite significant costs incurred in connection with data processing initiatives and a product recall. The Company's financial condition continues to be sound and we expect the fourth quarter will be another successful quarter.

                              Respectfully yours,

      John A. Morrissey               John C. Osterman
      John A. Morrissey               John C. Osterman
           Chairman                      President

October 29, 1999

  The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q which will be filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, the price and availability of the Company's primary raw materials, or Y2K issues that may affect the Company or its key suppliers or customers. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.

--------------------------------------------------------------------------------

                          CHICAGO RIVET & MACHINE CO.
                 SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

                                                       THIRD QUARTER             FIRST NINE MONTHS
                                                 -------------------------   -------------------------
                                                    1999          1998          1999          1998
                                                 -----------   -----------   -----------   -----------
Net sales and lease revenue....................  $11,721,458   $10,331,367   $37,172,628   $32,826,847
Income before taxes............................    1,274,774     1,209,506     3,735,346     3,937,250
Income after taxes.............................      816,774       718,506     2,450,346     2,417,250
Net income per share...........................          .71           .62          2.13          2.08
Average shares outstanding.....................    1,152,139     1,155,535     1,152,792     1,161,426

--------------------------------------------------------------------------------

                    (All figures subject to year end audit)